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15048884

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH. D.C.
194

SEC FILE NUMBER
8-69229

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (Date) AND ENDING December 31, 2014 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Epic Capital Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1951 NW 19th St
(No. and Street)

Boca Raton	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman — 561-771-0036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison Brown Argiz & Farra, LLC
(Name - *if individual, state last, first, middle name)*

1450 Brickell Ave.	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/6/15

OATH OR AFFIRMATION

I, Robert Gilman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Epic Capital Securities Corp as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/FINOP

Title

Notary Public February 24, 2015

NOTARY PUBLIC STATE OF FLORIDA
SANDRA ALICASTRO
MY COMMISSION # EE 201223
EXPIRES: May 27, 2016
Bonded Thru Budget Notary Services

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) Statement of Exemption from Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) SIPC Supplemental Report and Independent Accountant's Report
- ☑ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Epic Capital Securities Corp

(A Wholly-Owned Subsidiary of Technology At Work Holdings Inc.)

Financial Statements

December 31, 2014

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of
Technology At Work Holdings Inc.)
Index
December 31, 2014

Page(s)

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of Technology at Work Holdings Inc.)

We have audited the accompanying financial statements of Epic Capital Securities Corp (the "Company") (A Wholly-Owned Subsidiary of Technology at Work Holdings Inc.), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Epic Capital Securities Corp's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Epic Capital Securities Corp as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information in Schedule I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 27, 2015

Epic Capital Securities Corp
(A Wholly- Owned Subsidiary of
Technology At Work Holdings Inc.)
Statement of Financial Condition
December 31, 2014

ASSETS		
Cash	$	445,706
Prepaid expense		13,135
Other assets		6,886
TOTAL ASSETS	**$**	**465,727**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	8,838
TOTAL LIABILITIES		8,838
COMMITMENTS AND CONTINGENCIES (NOTE3)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value; 100 shares authorized, issued and outstanding		100
Additional paid-in capital		529,000
Accumulated deficit		(72,211)
TOTAL STOCKHOLDER'S EQUITY		456,889
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**465,727**

The accompanying notes are an integral part of these financial statements.

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of
Technology At Work Holdings Inc.)
Statement of Operations
For the Year Ended December 31, 2014

REVENUES:		
Interest Income	$	73
NET REVENUES		73
EXPENSES:		
Occupancy		23,164
Professional fees		32,254
Other operating expenses		8,846
TOTAL EXPENSES		64,264
NET LOSS	**$**	**(64,191)**

The accompanying notes are an integral part of these financial statements.

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of Technology At Work Holdings Inc.)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2014

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances, January 1, 2014	$ 100	$ 209,000	$ (8,020)	$ 201,080
Contribution	-	320,000	-	320,000
Net loss	-	-	(64,191)	(64,191)
Balances, December 31, 2014	**$ 100**	**$ 529,000**	**$ (72,211)**	**$ 456,889**

The accompanying notes are an integral part of these financial statements.

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of Technology At Work Holdings Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (64,191)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	(10,635)
Other assets	(6,886)
Accounts payable and accrued expenses	8,818
TOTAL ADJUSTMENTS	(8,703)
NET CASH USED IN OPERATING ACTIVITIES	(72,894)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions	320,000
NET INCREASE IN CASH	247,106
CASH AT BEGINNING OF YEAR	198,600
CASH AT END OF YEAR	**$ 445,706**

The accompanying notes are an integral part of these financial statements.

1. NATURE OF BUSINESS

Epic Capital Securities Corp. (the "Company") is a Florida corporation registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved for membership on August 19, 2014. The Company is wholly owned by Technology at Work Holdings Inc. (the "Parent"). The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing brokers. The Company does not maintain customer accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Statement of Cash Flows

For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Clearing Agreements

The Company has a clearing agreement with Pershing, LLC. to provide execution and clearing services on behalf of its customers on a fully disclosed basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2014 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Revenue Recognition

The Company primarily acts in a principal capacity, buying and selling securities on a riskless basis with customers and other dealers. Such securities transactions and the related riskless principal trading, commissions, brokerage fees revenues, and expenses are recorded on trade date.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

and operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if it is more likely than not the benefits will not be realized.

The Company recognizes positions taken or expected to be taken in a tax return in accordance with existing accounting guidance on income taxes which prescribes a recognition threshold and measurement process. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other expense, respectively.

Recent Accounting Pronouncements

<u>Revenue From Contracts With Customers</u>
In May 2014, the Financial Accounting Standards Board issued an accounting standard update which affects the revenue recognition of entities that enter into either (1) certain contracts to transfer goods or services to customers or (2) certain contracts for the transfer of nonfinancial assets. The update indicates an entity should recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred by the entity. The update is to be applied to the beginning of the year of implementation or retrospectively and is effective for annual periods beginning after December 15, 2016 and in interim periods in annual periods beginning after December 15, 2016. Early application is not permitted. The Company is currently evaluating the effect the update will have on its financial statements.

Subsequent Events

The Company has evaluated subsequent events through February xx, 2015, which is the date the financial statements were issued.

3. COMMITMENTS AND CONTINGENCIES

Leases

During 2014, the Company entered into a lease agreement for office space in Boca Raton, Florida, which expires in October 2015. Approximate future minimum rental payments required under the lease during 2015 are approximately $27,000. As a result of the lease agreement, the Company placed a security deposit of $5,795 with the landlord. The deposit is reflected within other assets in the accompanying statement of financial condition. For the year ended December 31, 2014, occupancy expenses amounted to $23,164.

3. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

4. INCOME TAXES

The Company recorded no income tax benefit or expense for the year ended December 31, 2014. The actual income tax expense for 2014 differs from the statutory tax expense for the year (computed by applying the U.S. federal corporate tax rate of 34% to net loss) as follows:

	2014	Effective Tax Rate
Current:		
Federal taxes at statutory rate	$ (21,825)	34.00%
State income taxes, net of federal tax benefit	(2,330)	3.63%
Change in valuation allowance	24,155	(37.63%)
Total	**$0**	**0.00%**

The Company has approximately $72,000 of Federal and Florida net operating loss carryforwards expiring in various amounts starting in 2033. Their utilization is limited to future taxable earnings of the Company.

Due to the uncertain nature of the ultimate realization of the net deferred tax asset, the Company has established a full valuation allowance against the benefits of the net deferred tax asset and will recognize these benefits only as reassessment demonstrates they are realizable. Ultimate realization is dependent upon several factors, among which is future earnings. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the net deferred tax assets will be recorded in future operations as a reduction of the Company's income tax expense.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or Florida examinations by tax authorities for all years since inception.

For the year ended December 31, 2014, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2014, the Company had net capital of $436,868 which was $336,868 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1 as of December 31, 2014.

Supplemental Schedule

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of Technology At Work Holdings Inc.)
Schedule I- Computation of Net Capital Under Rule 15c3-1 Of the Securities and Exchange Commission As Of December 31, 2014

CREDITS:	
Stockholder's equity	$ 456,889
DEBITS:	
Prepaid expenses	13,135
Other Assets	6,886
TOTAL DEBITS	20,021
NET CAPITAL	436,868
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE INDEBTEDNESS OF $589 OR $100,000, WHICHEVER IS GREATER	100,000
EXCESS NET CAPITAL	**$ 336,868**
SCHEDULE OF AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	8,838
TOTAL AGGREGATE INDEBTEDNESS	**$ 8,838**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.02 to 1**

SCHEDULE II - Reconciliation of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission to the Company's Corresponding Unaudited Form X-17a-5, Part II Filing

There are no material differences between the preceding computation and the Company's corresponding unaudited unaudited Part II of Form X-17A-5 as of December 31, 2014.

See Report of Independent Registered Public Accounting Firm.

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Epic Capital Securities Corp

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Epic Capital Securities Corp identified the following provisions of 17 C.F.R. §15c3-3(k) under which Epic Capital Securities Corp claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Epic Capital Securities Corp stated that Epic Capital Securities Corp met the identified exemption provision from August 19, 2014 to December 31, 2014 without exception. Epic Capital Securities Corp's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Epic Capital Securities Corp's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 27, 2015

Epic Capital Securities Corp.

Exemption Report

We as members of management of Epic Capital Securities Corp. (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*) and (2) we met the identified exemption provisions from August 19, 2014 to December 31, 2014 without exception.

Epic Capital Securities Corp.

I, Robert Gilman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: FINOP

Date: February 27, 2015

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of Technology At Work Holdings Inc.)
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

None: the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(ii) thereof.